388 Greenwich Street
New York, NY 10013

June 6, 2022

VIA EDGAR CORRESPONDENCE
Ms. Michelle Miller
Mr. Dave Irving
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re: Citigroup Inc. (Citigroup)
Form 10-Q for the Period Ended March 31, 2022
Filed May 9, 2022
CORRESP filed May 10, 2022
File No. 001-09924

Dear Ms. Miller and Mr. Irving:

Enhancement of Citigroup’s financial statements and disclosures is an objective that we share with the staff of the Securities and Exchange Commission (the Staff) and one that we consider in all our filings. This letter sets forth the response of Citigroup to the comment of the Staff contained in the Staff’s letter dated May 26, 2022.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.

Form 10-Q for the Period Ended March 31, 2022
Country Risk
Russia, page 67

1.We note your response to comment 1 from our letter dated May 2, 2022 and your added disclosures in the 10-Q for the period ended March 31, 2022. On page 68 you state that, “In addition, Citi is exposed to a currency translation adjustment (CTA) loss of approximately $1.0 billion related to Russia in the event of a loss of control or substantial liquidation of AO Citibank.” Please tell us, and revise your future filings to disclose how this exposure/risk is reflected in your total Russia exposure in the table on page 67. For example, consider adding a footnote to the table that highlights the $1.0 billion exposure, states whether it is reflected in the table, and references the ‘Deconsolidation Risk’ section on page 69 for additional information.

Response:

In future filings on Form 10-Q and Form 10-K, Citigroup will add a footnote to the tabular disclosure that was included in Citigroup’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 that summarized Citigroup’s exposures to its ongoing operations related to Russia, updated to reflect the appropriate periods and dollar amounts. The footnote will read as follows (subject to any revisions that may be warranted in future periods arising through our disclosure controls and procedures):

Citigroup's currency translation adjustment (CTA) loss included in its Accumulated Other Comprehensive Income (AOCI) related to its indirect subsidiary, AO Citibank, is excluded from the above table, because the CTA loss is not held in AO Citibank and would be recognized in Citigroup's earnings upon either the substantial liquidation of AO Citibank or a loss of control of AO Citibank. Citi has separately described these risks in “Deconsolidation Risk” below.

We have included an illustrative example below of the tabular disclosure with the above footnote added, using an excerpt from Citigroup’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022:

Impact of Russia’s Invasion of Ukraine on Citi’s Businesses
Russia-related Balance Sheet Exposures
Citi’s domestic operations in Russia are conducted through a subsidiary of Citibank, AO Citibank, which uses the Russian ruble as its functional currency.

The following table summarizes Citi’s exposures to its ongoing operations related to Russia:

In billions of dollars	March 31, 2022	December 31, 2021	Change 1Q22 vs. 4Q21
Loans	$ 2.3	$ 2.9	$ (0.6)
Investment securities(1)	0.9	1.5	(0.6)
Net MTM on derivatives/repos(2)	0.4	0.4	—
Total hedges (on loans and CVA)	(0.2)	(0.1)	(0.1)
Unfunded(3)	0.5	0.7	(0.2)
Country risk exposure (included in Top 25 Country Exposures)	$ 3.9	$ 5.4	$ (1.5)
Cash on deposit and placements(4)	2.6	1.0	1.6
Reverse repurchase agreements	0.6	1.8	(1.2)
Total third-party exposure(5)	$ 7.1	$ 8.2	$ (1.1)
Additional exposures to Russian counterparties that are not held on the Russian subsidiary	0.8	1.6	(0.8)
Total Russia exposure(6)	$ 7.9	$ 9.8	$ (1.9)

(1)    Investment securities include debt securities available-for-sale (AFS), recorded at fair market value, primarily local government debt securities. AO Citibank had AFS debt securities losses during the first quarter of 2022 due to yield increases, which were reflected in AOCI, although no credit impairment was recognized on the losses.
(2)    Net mark-to-market on OTC derivatives and securities lending/borrowing transactions (repos). Exposures are shown net of collateral and inclusive of credit valuation adjustments (CVA) and include margin loans.
(3)    Unfunded exposure includes unfunded corporate lending commitments, letters of credit and other contingencies.
(4)    Cash on deposit and placements are primarily with the Central Bank of Russia.
(5)    The majority of AO Citibank’s third-party exposures were funded with domestic deposit liabilities from both ICG and personal banking clients.
(6)    Citigroup's currency translation adjustment (CTA) loss included in its Accumulated Other Comprehensive Income (AOCI) related to its indirect subsidiary, AO Citibank, is excluded from the above table, because the CTA loss is not held in AO Citibank and would be recognized in Citigroup's earnings upon either the substantial liquidation of AO Citibank or a loss of control of AO Citibank. Citi has separately described these risks in “Deconsolidation Risk.”

If you have any questions or require additional information, please do not hesitate to contact me at johnbull.okpara@citi.com.

Sincerely,

/s/ Johnbull E. Okpara

Johnbull E. Okpara
Controller and Chief Accounting Officer
Citigroup Inc.

cc: Mark A. L. Mason
Chief Financial Officer

Jane Fraser
Chief Executive Officer

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